UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated May 16, 2019

Item 1

Millicom closes acquisition of Telefónica operations in Nicaragua

Luxembourg, May 16, 2019 – Millicom announced today it has closed the acquisition of Telefonía Celular de Nicaragua, S.A., the number one mobile operator in the country, adding to its existing cable operation of TIGO Nicaragua. This is the first transaction to close since Millicom announced in February an agreement to acquire three subsidiaries of Telefónica in Central America in Panama, Costa Rica and Nicaragua.

Telefonía Celular de Nicaragua, S.A. adds approximately 4 million mobile customers to TIGO with a 4G network accessible to 51% of the population in Nicaragua. The transaction accelerates the execution of Millicom’s fixed-mobile convergence strategy, it helps consolidate the company’s leadership position in Central America, and it diversifies and balances the geographic footprint of the company in its mission to build digital highways that connect more users and develop communities throughout the region.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786 628 5270 investors@millicom.com Sarah Inmon, Investor Relations Manager +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st, 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: May 16, 2019